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Filed by MB Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: MB-MidCity, Inc.
Exchange Act File No. 0-24566
Set forth below is a press release issued by MB Financial, Inc. on May 16, 2001.
MB Financial, Inc. 1200 North Ashland Avenue Chicago, Illinois 60622 (773) 278-4040 NASDAQ: MBFI

FOR IMMEDIATE RELEASE

Contact:	Karen Perlman	Raymond Minkus
	Manufacturers Bank	Minkus & Dunne Communications
	(773) 292-6292	(312) 541-8787 Ext. 235
	perlman@manbk.com	rdm@minkus-dunne.com

MB Financial Completes Acquisition of FSL Holdings,
First Savings & Loan Association of South Holland;

De Graff Named Manufacturers Bank
Southeast Region President

CHICAGO, IL (May 16, 2001)--MB Financial, Inc. (NASDAQ: MBFI), parent company of Manufacturers Bank, has completed its acquisition of FSL Holdings, Inc., and its principal operation, First Savings & Loan Association of South Holland.

    The announcement was made by Mitchell Feiger, President and CEO of MB Financial and Chairman of Manufacturers Bank, and Don A. De Graff, previous President of First Savings & Loan Association of South Holland and Director of FSL Holdings. De Graff has been named Southeast Region President of Manufacturers Bank.

    The combination by MB Financial of Manufacturers Bank, which reported assets of $1.5 billion for its fiscal year ended December 31, 2000, and First Savings & Loan Association of South Holland, will increase the total asset size of the combined entity to more than $1.7 billion.

    The acquisition of First Savings & Loan Association of South Holland strengthens Manufacturers Bank's presence in the southern suburbs and bolsters its overall consumer deposit base.

    First Savings & Loan Association of South Holland, located at 475 E. 162nd St., will assume the Manufacturers Bank identity in mid-June, upon completion of the systems conversion. The location will become Manufacturers Bank's second largest banking center, following its headquarters at 1200 N. Ashland Ave. in Chicago.

    Manufacturers Bank has additional south suburban locations in South Holland, Lansing and Tinley Park, from which it provides a wide range of retail and commercial banking services. Plans are underway for the consolidation of the South Holland and Lansing locations.

    "Manufacturers Bank has become one of the fastest growing institutions in the Chicago area through a combination of internal performance and strategic acquisitions such as this one and our recently announced plans to merge with MidCity Financial Corporation, expected to take place in the fall, said Feiger. "We are looking forward to welcoming the First Savings & Loan Association customers into our growing family."

    "We are planning for a smooth transition," added De Graff. "We know our customers will benefit from the greater resources and expanded product offerings available from Manufacturers Bank."

    Manufacturers Bank (www.manufacturersbank.com), is a locally operated financial institution, which has been delivering competitive personalized service for more than 66 years to privately-owned, middle- market companies as well as to individuals who live and work in the Chicago metropolitan area. Manufacturers Bank's holding company, MB Financial, Inc., is traded on the NASDAQ as "MBFI".

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This news release may contain forward-looking statements that involve risk and uncertainties, with respect to the results of operations and other uncertainties that may not be known or anticipated by the Company. While management of the Company uses its best efforts to be accurate in making forward-looking statements, any such statements are subject to risks and uncertainties that could cause the Company's actual results to vary materially from the future results indicated in such forward-looking statements.

Additional Information

    A registration statement on Form S- 4 will be filed with the Securities and Exchange Commission in connection with the proposed merger of MB Financial, Inc. with MidCity Financial Corporation. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of both MB Financial, Inc. and MidCity Financial Corporation seeking their approval of the proposed transaction. Investors and security holders are advised to read the registration statement and joint proxy statement/prospectus because they will contain important information. When filed, these documents can be obtained free of charge from the web site maintained by the SEC at "www.sec.gov." These documents also can be obtained free of charge upon written request to MB Financial, Inc., Investor Relations, 1200 North Ashland Avenue, Chicago, Illinois 60622 or by calling (773) 645-7868.

    MB Financial, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from MB Financial shareholders to approve the merger. Information about these participants may be obtained through the SEC's web site from the definitive proxy statement filed with the SEC by MB Financial on March 21, 2001. Additional information regarding the interests of these participants, as well as information regarding the directors and executive officers of MidCity Financial, may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

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